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                              August 2, 2023

       Ameet Patel
       Principal Executive Officer
       Bally's Chicago, Inc.
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Chicago,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 18,
2023
                                                            CIK No. 0001935799

       Dear Ameet Patel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 5, 2023 letter.

       Amended Draft Registration Statement on Form S-11

       General

   1.                                                   Refer to prior comment
1. It appears from your disclosure on page 122 that the offering is only open to investors
who meet the Class A Qualification Criteria. If true, please disclose this clearly
on the cover page, including disclosure regarding the specific criteria for investing in this
offering. Please also consider adding risk factor disclosure regarding the risks relating to
limiting the offering to certain classes of investors based on the criteria which you have
identified.
 Ameet Patel
FirstName   LastNameAmeet  Patel
Bally's Chicago, Inc.
Comapany
August      NameBally's Chicago, Inc.
        2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
2. We note the subordinated loans that are attributable to the Class A-1, A-2 and A-3 interests. Please clearly disclose throughout the prospectus the material impact of the interest rate on the loans, including the accrual of the interest, and the significant time that will lapse before the company believes it will be able to pay dividends (three to five years from the opening of the permanent resort and casino) will have upon the amount to be paid from dividends. Please also clearly disclose the impact on the investors if the company determines, in its discretion, not to issue cash dividends. Consider revising the table on page 16 to provide additional tables reflecting varying levels of distributions or the lack of distributions, or delays in the opening of the casino. Lastly, state what happens if the loan is repaid before enough dividends have been diverted to pay the loan and interest, including whether the company would continue to be able to divert dividends from the Class A-1, A-2 and A-3 interests; and what happens if there is a default on the loan.
3. We reissue comment 7. We note the disclosure on page 27 that "we cannot guarantee that we will offer financing options similar to the Subordinated Loans, which would significantly increase the costs of any future investment." Please revise the cover page and throughout the prospectus to clearly disclose the role of the subordinated loans in this securities offering.
Use of Proceeds, page 70

4. We reissue comment 8. Please disclose in the use of proceeds section the interest rate and maturity of the Intercompany Note. Refer to Instruction 4 to Item 504 of Regulation S-K.
Design and Construction, page 87

5. Refer to prior comment 14. We continue to note your disclosure regarding Tribune vacating the site on or prior to July 5, 2024; yet you also state that you expect the permanent resort and casino to be completed by the third or fourth quarter of 2026 and that you expect the permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Thirty-six months from the July
         5, 2024 date would be July 5, 2027. Please reconcile these statements. Host Community Agreement with the City of Chicago, page 95

6. We note that the term of the Host Community Agreement is dependent on holding a gaming license from the Illinois Gaming Board. Please clarify the status of the license and provide a description of the material terms of the license including how frequently it needs to be renewed and any conditions to renewal.
7. We note the definition of Minorities under the Host Community Agreement includes "a member of other groups, including but not limited to Arab-Americans, found by the City of Chicago to be socially disadvantaged by having suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the
 Ameet Patel
Bally's Chicago, Inc.
August 2, 2023
Page 3
       City of Chicago." Please clearly identify those groups that the City of Chicago have identified as being within this definition to date and include on the cover page and plan of distribution. Please clarify how you will communicate to prospective investors any changes to the groups included in this definition during the offering period.
Description of Ownership Interests, page 115

8. We note the Capitalization table now reflects the conversion of the common stock into class B interests. Please revise the prospectus to clearly disclose this conversion, including when such conversion will occur. The response letter states the conversion will occur at the time of the initial public offering; however, disclosure elsewhere in the prospectus seems to reflect the class B interests are outstanding. For example, footnote 2
       to the beneficial ownership table on page 114 states "Bally   s
Corporation is the sole
       holder of our Class B Interests."
Plan of Distribution, page 121

9. We partially reissue comment 21. We continue to note the statement on page 124 that "If we do not receive sufficient reservations to sell all of the Class A Interests being offered hereby, we may provide notice on our and websites that this offering has been cancelled or modified."(emphasis added) Please reconcile with the disclosure that there is no minimum to this offering.
       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameAmeet Patel
                                                             Division of
Corporation Finance
Comapany NameBally's Chicago, Inc.
                                                             Office of Real
Estate & Construction
August 2, 2023 Page 3
cc:       Senet Bishoff, Esq.
FirstName LastName